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                              October 21, 2021

       Zhi Yang
       Chief Executive Officer
       Plasma Innovative Inc.
       523 School House Rd.
       Kennett Square, PA 19348

                                                        Re: Plasma Innovative
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 24,
2021
                                                            File No. 333-259772

       Dear Mr. Yang:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed September 24, 2021

       Cover Page

   1. Please state clearly whether there is an existing market for your securities, as required by Item 501(b)(4) of
Regulation S-K. With reference to your disclosure on pages 7 and
                                                        12, if you anticipate
applying for quotation of your common stock on the OTC-QB
                                                        market, please disclose
this on the cover page. If the distribution is not conditioned on your stock becoming
quoted, please revise the cover page to so state and include appropriate Risk Factor
disclosure.
 Zhi Yang
FirstName LastNameZhi
Plasma Innovative Inc. Yang
Comapany
October 21,NamePlasma
            2021       Innovative Inc.
October
Page 2 21, 2021 Page 2
FirstName LastName
Prospectus Summary
Company Overview, page 3

2. The disclosure in the summary should be a balanced presentation of your business. Please balance your prospectus summary by including disclosure regarding your limited operating history, your history of net losses and the auditor's explanatory paragraph regarding your ability to continue as a going concern.
3. We note your disclosure that you "intend to use [y]our proprietary, cold plasma technology to treat crops and plant seeds for agriculture." Please expand your disclosure here to briefly explain how your technology works and what type of treatment it will apply to crops and plant seeds.
4. At this time, you must make your choice whether to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b)
         of the Jobs Act. Please revise your disclosure on pages 3 and 9 to disclose your election under Section 107(b) of the Jobs Act:

                If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Jobs Act, include a statement that the election is irrevocable; or
                If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 107(b) of the Jobs Act, expand your risk factor on page 9 to explain that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in your MD&A.
Risk Factors, page 4

5. We note your disclosure on page 16 that as part of your growth strategy you will contact agriculture departments at major universities "with the hopes of establishing collaborative testing of [y]our technology" and creating "favorable arrangements with these agriculture departments [that] will lead to introductions to major farmers, nurseries and greenhouses in the area or state." Please expand your risk factors to discuss the risk that you may not be successful in establishing these collaborations and the impact that may have on your testing and commercialization strategy.
6. We note your disclosure on page 17 that as part of your growth cycle, "[you] expect to process a small quantity of seeds of various crops and plant per users and then have the user plant and cultivate the seeds in a comparative setting against their conventional or control methods." Furthermore, "[you] expect the grow cycle to occur at the user's location" and "will require all test participants to provide [you] with a range of data points during certain times during the grow cycle." Please expand your risk factors to discuss any risks associated with this planned testing approach that will rely on farmers, nurseries and
 Zhi Yang
FirstName LastNameZhi
Plasma Innovative Inc. Yang
Comapany
October 21,NamePlasma
            2021       Innovative Inc.
October
Page 3 21, 2021 Page 3
FirstName LastName
         greenhouses to plant the seeds, grow the plants as well as monitor and report data points.
Description of Business, page 14

7. Please expand your disclosure in the description of your business to discuss your sources and the availability of raw materials and include the names of any principal suppliers, or revise your disclosure as appropriate. Refer to Item 101(h)(4)(v) of Regulation S-K.
Description of Our Technology, page 15

8. We note your disclosure here that your process can "affect seeds at the molecular level"
         and that the "radio-frequency lighting creates a photochemical reaction of seeds on the molecular level." Please expand your discussion to explain what it means that the seeds are affected at the molecular level and clarify whether the seeds are being modified through this process.
Employees, page 18

9. We note your disclosure here that your "[m]anagement does not plan to hire additional employees at this time." We also note, however, your disclosure on page 19 that within the coming 3 to 12 months, you plan to hire an intern familiar with cold plasma as well as hire a bookkeeper for your operations. Please revise your disclosure, as appropriate, to address these conflicting statements and to clarify whether you have plans to hire additional employees.
Our Intellectual Property, page 18

10. We note your disclosure on pages 14 and 25 that "[you] intend to file patents with the
         USPTO for [your] technologies by December 2021/January 2022." Please revise your discussion here to disclose for each material patent application the specific technology to which such patent applications relate, the type of patent protection, the anticipated expiration dates, and applicable material jurisdictions, including any foreign jurisdiction.
Regulatory Matters, page 18

11. Please tell us the basis for your statement in this section that you "do not anticipate having to expend significant resources to comply with any governmental regulations," including whether your expectation addresses governmental regulations at the local, state and federal relevant to running your business. In this regard, ensure that you include in this section the disclosure required by Item 101(h)(4)(viii) and (ix) of Regulation S-K, including the need for any government approval (local, state or federal) for any of your planned products or services, and include in the Risk Factors section material risks concerning governmental regulations applicable to your business.
12. Please disclose the estimated costs and effects of compliance with environmental laws.
         Please see Item 101(h)(4)(xi) of Regulation S-K.
 Zhi Yang
Plasma Innovative Inc.
October 21, 2021
Page 4
Certain Relationships and Related Transactions, page 25

13. We note your disclosure on page 19 that "the Company's Chairman and founder has agreed to loan the Company such funds so as to accomplish [the Company's] Plan of
      Operations" and that "[t]he loan arrangement will terminate June 30, 2022 and interest on any loan will accrue at 3% per annum." Please revise your disclosure on page 19 and here to discuss the material terms of this arrangement, including the amount of funds to be made available. Refer to Item 404 of Regulation S-K.
Statement of Operations, page F-3

14. Please remove the line items for Revenue, Cost of Goods Sold and Gross Profit as they all have a zero balance.
Note 3. Summary of Significant Accounting Policies
Recent Accounting Pronouncements, page F-8

15. Please explain what you mean by the phrase "other than those relating to development stage entities as discussed above" as development stage entities are no longer defined in the Master Glossary of the Accounting Standards Codification.
General

16. Please revise to include the dealer prospectus delivery obligation on the outside back cover page of the prospectus. See Item 502(b) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Eric Atallah at (202) 551-3663 or Vanessa Robertson at
(202) 551-3649
if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at (202) 551-4511 or Tim Buchmiller at
(202) 551-3635
with any other questions.



                                                           Sincerely,
FirstName LastNameZhi Yang
Comapany NamePlasma Innovative Inc.                        Division of
Corporation Finance
October 21, 2021 Page 4                                    Office of Life
Sciences
cc:
FirstName Daniel H. Luciano, Esq,
          LastName